Exhibit 99.1

VivoPower International PLC’s Kenshaw Critical Power Business Expands to New Headquarters

New facility increases workshop and office space by 85% to support growth

LONDON, February 16, 2022 (GLOBE NEWSWIRE) -- VivoPower International PLC (NASDAQ: VVPR) (“VivoPower,” the “Company”) is pleased to announce that its wholly-owned subsidiary in Australia, Kenshaw Electrical Pty Limited (“Kenshaw”), has completed a move to a new headquarters and workshop facility to support the business’s expanding operations.

Located in Cardiff, New South Wales, the new 10,000 square meter (108,000 square feet) facility provides 2,763 square meters (29,740 square feet) of workshop and office space, an 85% increase over Kenshaw’s previous location. The expansive, modern building features three overhead cranes and a 1,000 ampere power supply to accommodate more and larger critical power services projects for Kenshaw’s growing client base, including customers in the data center, mining and resources, health care, infrastructure, and manufacturing industries.

Adam Malcolm, General Manager of Kenshaw, said: “The past few years have been a time of exciting growth and transformation for Kenshaw, albeit punctuated by the disruptions from COVID-19 lockdowns especially over the last 12 months. This relocation will enhance our business capabilities and service capacity, ensuring Kenshaw’s existing and new clients’ expectations are not only met, but exceeded. As Australia’s international and domestic borders reopen, we expect strong industry tailwinds to resume with a rebound in activity in the year ahead. I look forward to continuing to develop and expand our business in Kenshaw’s new home.”

About VivoPower

VivoPower is a sustainable energy solutions company focused on battery storage, electric solutions for customized and ruggedized fleet applications, solar and critical power technology and services. The Company's core purpose is to provide its customers with turnkey decarbonization solutions that enable them to move toward net zero carbon status. VivoPower is a certified B Corporation with operations in Australia, Canada, the Netherlands, the United Kingdom, the United States and the United Arab Emirates.

About Kenshaw

Kenshaw is a wholly-owned subsidiary of VivoPower in Australia. Founded in 1981, Kenshaw has a differentiated mix of critical electrical power, critical mechanical power and non-destructive testing capabilities for customers across a range of industries. Kenshaw specializes in:

●	generator design, turn-key sales and installation;
●	generator servicing and emergency breakdown services;
●	electrical motor service and repair;
●	customized motor modifications;
●	non-destructive testing services including crack testing;
●	diagnostic testing such as motor testing, oil analysis, thermal imaging and vibration analysis; and
●	industrial electrical services.

Forward-Looking Statements

This communication includes certain statements that may constitute “forward-looking statements” for purposes of the United States federal securities laws. Forward-looking statements include, but are not limited to, statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements may include, for example, statements about the benefits of Kenshaw’s new facility or future growth of the Kenshaw business. These statements are based on VivoPower’s management’s current expectations or beliefs and are subject to risk, uncertainty and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements herein due to changes in economic, business, competitive and/or regulatory factors, and other risks and uncertainties affecting the operation of VivoPower’s business. These risks, uncertainties and contingencies include changes in business conditions, fluctuations in customer demand, changes in accounting interpretations, management of rapid growth, intensity of competition from other providers of products and services, changes in general economic conditions, geopolitical events and regulatory changes and other factors set forth in VivoPower’s filings with the United States Securities and Exchange Commission. The information set forth herein should be read in light of such risks. VivoPower is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements whether as a result of new information, future events, changes in assumptions or otherwise.

Contact

Shareholder Enquiries

shareholders@vivopower.com

Media Enquiries

vivopower@secnewgate.co.uk

Sophie Morello / Jessica Hodson Walker / Richard Bicknell